FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 0175

Santiago, November 4, 2014

Ger. Gen. No. 102/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (the “Company”), I hereby inform you of the following significant event:

In its session held today, the Board of Directors has appointed Mr. Jorge Rosenblut as Chairman of the Board and Company, replacing Mr. Pablo Yrarrázaval who submitted his resignation on October 28, 2014.

Additionally, the Board of Directors acknowledged that on October 30, 2014, Mr. Leonidas Vial Echeverría submitted his resignation as Director and member of the Directors’ Committee. Today, the Enersis Board of Directors appointed Ms. Carolina Schmidt Zaldívar as his replacement, who will take the position as Independent Director and member of the Directors’ Committee. In the same Board of Directors session held today, the Director Luigi Ferraris resigned, effective immediately, as Enersis Director and the Board of Directors appointed Mr. Alberto de Paoli as his replacement.

Consequently, the Company Board of Directors and Directors’ Committee are as follows:

Board of Directors          Jorge Rosenblut                                 Chairman

                                               Borja Prado Eulate                            Vice-chairman

                                               Andrea Brentan

                                               Alberto de Paoli

                                               Hernán Somerville Senn

                                               Carolina Schmidt Zaldívar

                                               Rafael Fernández Morandé

Directors’ Committee     Hernán Somerville Senn                  Chairman and Financial Expert

                                               Carolina Schmidt Zaldívar

Rafael Fernández Morandé

Also today, the Board of Directors received the resignation of Mr. Ignacio Antoñanzas Alvear and subsequently appointed Mr. Luigi Ferraris as Enersis S.A.’s Chief Executive Officer, all of the aforementioned effective on November 12, 2014.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

The Board of Directors expressed its appreciation to Mr. Ignacio Antoñanzas Alvear for his successful management while in charge of Enersis S.A., allowing the company to reach the solid leadership and financial position it holds today, as one of the largest companies in Chile and Latin America and turning it into a platform of growth for the Enel Group.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

                Comisión Clasificadora de Riesgo (Risk Classification Commission)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Massimo Tambosco
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: November 5, 2014